Exhibit 99.1

Pacific Drilling Announces Consent Solicitation

for 7.25% Senior Secured Notes due 2017

LUXEMBOURG (July 5, 2017) — Pacific Drilling S.A. (NYSE: PACD) (together with its subsidiaries, the “Company”) today announced that its wholly-owned subsidiary Pacific Drilling V Limited (the “Issuer”) has commenced a consent solicitation in respect of its 7.25% Senior Secured Notes due December 1, 2017 (the “Notes”) on the terms and subject to the conditions set forth in the confidential consent solicitation statement dated July 5, 2017 (the “Consent Solicitation Statement”) pursuant to which the Issuer is soliciting the consent of the holders of Notes to an extension of the maturity date of the Notes to June 1, 2018 in order to give the Company more time to negotiate a refinancing transaction or undertake a holistic restructuring with all of its creditors (the “Solicitation”).

The Solicitation is being made only to holders of Notes that are either (i) “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 (the “Securities Act”), (ii) institutional accredited investors within the meaning of Rule 501 under the Securities Act or (iii) outside the United States, and are not, and are not acting for the account or benefit of any, “U.S. person”, as defined in Rule 902 under the Securities Act (each an “Eligible Holder”).

The Solicitation solicits consents with respect to two paths for consummation of the extension of maturity of the Notes, depending on the level of participation by the Noteholders and whether the Company is able to obtain consents from certain of its lenders.

If the Issuer receives valid consents from Noteholders holding at least 95% of the outstanding principal amount of the Notes (disregarding Notes held by the Issuer or its affiliates) (the “Minimum Threshold Condition”) and all other conditions of the Solicitation have been satisfied or waived by the Company (in its sole discretion), the Company intends to implement the maturity extension either (a) out-of-court by amending the Indenture and the Notes or (b) by a Scheme of Arrangement (as defined, and on the terms described, below).  If the Company implements the maturity extension out-of-court, the Issuer will amend the Indenture and the Notes to (i) extend the maturity date of all Notes held by consenting Noteholders to June 1, 2018, (ii) release all security in respect of all Notes held by Noteholders that do not consent and (iii) make certain other related amendments to the Indenture. Following the out-of-court transaction, the Notes held by holders that do not consent will be unsecured obligations of the Issuer and will have their current maturity, while the Notes held by consenting holders will continue to be secured by the same collateral that currently secures the Notes, on the same terms, but with the amended maturity date. The Issuer may lower the Minimum Threshold Condition in its sole discretion so long as the minimum threshold is not lower than 66 2/3% of the outstanding principal amount of the Notes (disregarding the Notes held by the Issuer or its affiliates).

Whether or not the Minimum Threshold Condition has been satisfied, the Company reserves the right (at any time and in its sole discretion) to terminate the Solicitation and implement the maturity extension by applying to the Eastern Caribbean Supreme Court in the Territory of the Virgin Islands (the “Court”) to implement the maturity extension pursuant to a scheme of arrangement under Part IX of the BVI Business Companies Act 2004 (the “Scheme of Arrangement”).  The Issuer will only pursue a Scheme of Arrangement if (i) the Company or its affiliates have received the necessary waivers or consents from certain of the Company’s lenders for the Issuer to commence a Scheme of Arrangement and (ii) the Issuer believes that it is reasonably likely to obtain the consents of the Noteholders required to effect the Scheme of Arrangement.  Under the Scheme of Arrangement, the Indenture would be amended to extend the maturity date of the Notes from December 1, 2017 to June 1, 2018, which amendment would apply to and be binding on all Notes.  The terms of the Notes will not be otherwise affected by the Scheme of Arrangement.

The early consent period for the Solicitation will expire at 5:00 p.m. (eastern time) on July 19, 2017 and the Solicitation will expire at 5:00 p.m. (eastern time) on August 2, 2017, in each case, unless extended or earlier terminated by the Company.

The Solicitation is subject to certain conditions as set forth in the Solicitation Statement.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including its current Fleet Status, please visit www.pacificdrilling.com.

IMPORTANT NOTICE

Neither the Solicitation, the transactions contemplated thereby, the Notes mentioned herein nor the guarantee of Pacific Drilling S.A. in respect thereof have been, and neither will be, registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements under the Securities Act and applicable state securities laws.

Full details of the terms and conditions of the Solicitation are set out in the Solicitation Statement and documents relating thereto. Documents relating to the Solicitation, including the Solicitation Statement, will only be distributed to Eligible Holders who complete and return an eligibility form confirming that they are either (i) “qualified institutional buyers” as defined in Rule 144A under the Securities Act, (ii) institutional accredited investors within the meaning of Rule 501 under the Securities Act or (iii) outside the United States, and are not, and are not acting for the account or benefit of any, “U.S. person”, as defined in Rule 902 under the Securities Act.  Eligible Holders who desire to complete an eligibility form should contact Global Bondholder Services Corporation (GBSC), the Tabulation Agent and Information Agent for the solicitation, by email at info@gbsc-usa.com or by telephone at +1-866-470-4200.

If a holder of Notes is not an Eligible Holder, such holder will not be able to participate in the Solicitation unless an applicable exemption from the registration requirements under the Securities Act and other applicable law is available.  In the event of questions, such holder should contact the Company.

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities.  The Solicitation is being made solely pursuant to the Solicitation Statement and only to such persons in such jurisdictions as is permitted under applicable law.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature.

Forward-looking statements express current expectations or forecasts of possible future results or events, including future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; ability to repay indebtedness; expectations regarding potential future covenant defaults on long-term indebtedness; expected capital expenditures and projected costs and savings; and statements with respect to actions the Company or the Issuer intend to take with respect to the Solicitation.

Although the Company and the Issuer believe that the assumptions and expectations reflected in their forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s and the Issuer’s control.

Important factors that could cause actual results to differ materially from expectations include: the global oil and gas market and its impact on demand for services; the offshore drilling market, including reduced capital expenditures by clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with the Company’s fleet; costs related to stacking of rigs; the Company’s and the Issuer’s ability to enter into and negotiate favorable terms for new drilling contracts or extensions; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; the Company’s and the Issuer’s substantial level of indebtedness; the Company’s ability to obtain waivers or amendments to its maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; the Company’s and the Issuer’s ability to continue as a going concern and any potential bankruptcy proceeding; the Company’s and the Issuer’s ability to repay debt and adequacy of and access to sources of liquidity; and the other risk factors described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Neither the Company nor the Issuer undertakes any obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	John Boots Pacific Drilling +352 26 84 57 81 Investor@pacificdrilling.com